Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036, U.S.A. RBC Dominion Securities Inc. Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2W7 Canada

December 14, 2012

Re:                                                                             Sprott Physical Platinum and Palladium Trust
Registration Statement on Form F-1, File No. 333-179017

Ms. Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporate Finance
One Station Place

100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. McHale:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several participating underwriters, wish to advise you that copies of the Preliminary Prospectus dated November 30, 2012 were distributed in the approximate numbers as follows:

Institutional and Retail Investors	2,332
Dealers, Underwriters and Others	1,802
Total	4,134

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Sprott Physical Platinum and Palladium Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on December 18, 2012, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/Ashley MacNeill
Name: Ashley MacNeill
Title: Vice President

RBC DOMINION SECURITIES INC.

By:	/s/ Christopher Bean
Name: Christopher Bean
Title: Managing Director

As representatives of the several participating underwriters.

[Signature Page to Acceleration Request Letter]